EXHIBIT 99.2
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                      [LOGO - VIKING ENERGY ROYALTY TRUST]

                 INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS
                         OF VIKING ENERGY ROYALTY TRUST

             FOR THE SPECIAL MEETING OF VIKING ENERGY ROYALTY TRUST
                         TO BE HELD ON FEBRUARY 2, 2006
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The  undersigned  unitholder of Viking Energy Royalty Trust  ("VIKING")  hereby appoints John Zahary, President and Chief Executive Officer of Viking Holdings Inc. ("VHI") of the City of Calgary, in the Province of Alberta, or, failing him, H. Douglas Hunter, Chairman of the Board of Directors of VHI, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "VIKING MEETING") of holders of trust units of Viking, to be held on February 2, 2006 at 9:00 a.m. (Calgary time) in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Viking Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the trust units ("VIKING UNITS") represented by this Instrument of Proxy in the following manner (CHECK (|X|) THE APPROPRIATE BOX):

1. FOR |_| or AGAINST |_| (and, if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated December 30, 2005 (the "INFORMATION CIRCULAR") of Viking and Harvest Energy Trust ("Harvest") to approve a plan of arrangement (the "PLAN OF ARRANGEMENT") under section 193 of the BUSINESS CORPORATIONS ACT (Alberta), and all transactions contemplated thereby including, without limitation, (a) the amendments to Viking's amended and restated trust indenture dated July 31, 2003 between VHI and Computershare Trust Company of Canada, as trustee, and (b) the sale by Viking of all of the Viking Assets (as defined in the Plan of Arrangement) to Harvest pursuant to the applicable provisions of the Plan of Arrangement, all as more particularly described in the Information Circular; and

2. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Viking Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF VHI. THE VIKING UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE UNITHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE ABOVE MATTERS.

EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR AND ON THE BEHALF OF SUCH UNITHOLDER AT THE VIKING MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE(S) SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.


Dated this ___ day of ___________, 2006.
                                             ___________________________________
                                             (SIGNATURE OF UNITHOLDER)

                                             ___________________________________
                                             (NAME OF UNITHOLDER - PLEASE PRINT)

IF YOU HAVE QUESTIONS OR REQUIRE ASSISTANCE PLEASE CALL:

                      KINGSDALE SHAREHOLDER SERVICES INC.
                             130 King Street West
                                  Suite 2950
                               Toronto, Ontario
                                    Canada
                                    M5X 1C7

              Toll Free Number in Canada and USA: 1-866-639-7993



                                        NOTES:

                                        1.   If    the    unitholder    is    a
                                             corporation,  its  corporate  seal
                                             must  be  affixed  or it  must  be
                                             signed by an officer  or  attorney
                                             thereof duly authorized.

                                        2.   This  Instrument  of Proxy must be
                                             dated  and  the  signature  hereon
                                             should be exactly  the same as the
                                             name in which the trust  units are
                                             registered.  If the  Instrument of
                                             Proxy is not  dated  in the  above
                                             space,  it is  deemed  to bear the
                                             date on which it is  mailed by the
                                             person making the solicitation.

                                        3.   Persons   signing  as   executors,
                                             administrators,   trustees,  etc.,
                                             should so indicate  and give their
                                             full title as such.

                                        4.   This  Instrument of Proxy will not
                                             be valid and not be acted  upon or
                                             voted  unless it is  completed  as
                                             outlined herein and deposited with
                                             Computershare   Trust  Company  of
                                             Canada  at Proxy  Department,  100
                                             University   Avenue,   9th  Floor,
                                             Toronto, Ontario, M5J 2Y1, by 4:30
                                             p.m.  (Mountain  Standard Time) on
                                             January  31, 2006 or, in the event
                                             of any  adjournment  of the Viking
                                             Meeting,  by 4:30  p.m.  (Mountain
                                             Standard   Time)   on   the   last
                                             business  day prior to the date of
                                             such adjournment.